BOSS Tech, Inc.

Unaudited Consolidated Financial Statements — Fiscal Years Ended December 31, 2024 and 2025

Income Statement	2025	2024
Revenue	26	-
Cost of Goods Sold	-	-
Gross Profit	26	-
G&A		
Wages	347,067	235,916
Legal	(7,518)	25,435
Facilities	223,418	233,226
Expenses	161,428	166,611
Total G&A	724,395	661,189
S&M		
Wages	365,025	419,538
Expenses	6,972	20,481
Total S&M	371,997	440,019
R&D		
Wages	1,269,273	1,133,144
Expenses	111,474	99,319
Total R&D	1,380,747	1,232,462
Other		
Interest, taxes	5,568	4,622
Non Deductible	11,243	14,291
Total Other	16,799	18,904
Total Operating Expenses	2,493,938	2,352,574
Net Income	(2,493,911)	(2,352,574)

Statement of Cash Flows	2025	2024
Operating		
Net Income	(2,493,911)	(2,352,574)
AR	(1,500)	-
AP	36,756	(47,143)
Accrued Expenses	5,690	(58,894)
Depreciation	17,687	14,942
Net Operating	(2,435,278)	(2,443,669)

Investing		
Fixed Assets	(3,992)	(28,357)
Net Investing	(3,992)	(28,357)
Financing		
LLC Contributions	-	(1,772,057)
Common Stock	-	1,772,057
SAFEs	2,375,000	2,500,000
Net Financing	2,375,000	2,500,000
Net Cash Change	(64,270)	27,974
Balance Sheet	2025	2024
Assets		
Cash and Cash Equivalents	28,456	51,148
Accounts Receivable	1,500	-
Total Current Assets	29,956	51,148
Fixed Assets, net	78,825	92,521
Total Assets	108,781	143,669
Liabilities		
Accounts Payable	36,756	-
Accrued Expense	24,300	(22,968)
Total Liabilities	61,056	(22,968)
Equity		
Common Stock	1,772,057	1,772,057
SAFEs	5,131,525	2,756,525
Retained Earnings	(4,361,945)	(2,009,371)
Net Income	(2,493,911)	(2,352,574)
Total Equity	47,726	166,637
Total Liabilities & Equity	108,782	143,669

BOSS Tech, Inc. — Statement of Changes in Equity

Unaudited — Fiscal Years Ended December 31, 2024 and 2025

	LLC Contributions	Common Stock	SAFEs	Retained Earnings (Accumulated Deficit)	Total Equity
Balance, January 1, 2024	1,772,057	-	256,525	(2,009,371)	19,211
Conversion from LLC to Delaware corporation, January 1, 20	(1,772,057)	1,772,057	-	-	-
Issuance of SAFEs during 2024	-	-	2,500,000	-	2,500,000
Net loss for 2024	-	-	-	(2,352,574)	(2,352,574)
Balance, December 31, 2024	-	1,772,057	2,756,525	(4,361,945)	166,637
Issuance of SAFEs during 2025	-	-	2,375,000	-	2,375,000
Net loss for 2025	-	-	-	(2,493,911)	(2,493,911)
Balance, December 31, 2025	-	1,772,057	5,131,525	(6,855,856)	47,726

Explanatory Note

These consolidated financial statements of BOSS Tech, Inc. cover the fiscal years ended December 31, 2024 and December 31, 2025 and include the Company and its Costa Rica subsidiary, Pura Vida Services. They are filed as the financial-statement exhibit to the Company's late-filed Form C-AR for fiscal year 2025.

These financial statements are internal management financial statements prepared by the Company. The Company did not conduct any Regulation Crowdfunding offering during the 12 months ended December 31, 2025. Accordingly, internally-certified financial statements are the level of assurance required by Regulation Crowdfunding for this Form C-AR.

The Company has separately engaged AZM Consultants (Atta Ullah Shah, CPA) to perform a CPA review of its financial statements covering the period ended March 31, 2026 with comparative figures as of and for the year ended December 31, 2025. The related Independent Auditor's Review Report (AICPA SSARS, limited assurance) is being provided as supplementary information.

REVENUE AND COST OF GOODS SOLD. The Company is a pre-revenue, founder-funded technology startup in its product research and development phase. The Company recorded $26 of revenue during fiscal year 2025 (no revenue in fiscal year 2024). No goods were sold. Accordingly, Cost of Goods Sold is reported as $0. Research and development expenditures during 2025 totaling approximately $1,380,747 (which the AZM Consultants Review Report characterizes as 'Cost of Services') are included within operating expenses and Net Loss.

SAFEs outstanding at 12/31/2024 and 12/31/2025 are classified as equity. Effective January 1, 2024, the Company converted from a Delaware LLC to a Delaware corporation, in connection with which SAFEs previously classified as long-term liabilities were reclassified to equity.

Accounts Payable and Accrued Expense balances on the balance sheet represent operating liabilities rather than borrowings, and are not reported on the Short-term Debt line of Form C-AR.

SUBSEQUENT EVENT. During the three months ended March 31, 2026, the Company received $619,000 in additional SAFE proceeds. Refer to the AZM Consultants Review Report for details. This subsequent event is disclosed for informational purposes only; the December 31, 2025 balances reported herein are not adjusted for transactions occurring after the balance sheet date.